United States securities and exchange commission logo





                              November 12, 2020

       Edwin J. Rigaud
       Chief Executive Officer
       Legacy Acquisition Corp.
       1308 Race Street, Suite 200
       Cincinnati, Ohio 45202

                                                        Re: Legacy Acquisition
Corp.
                                                            Definitive
Information Statement on Schedule 14C
                                                            Response dated
November 10, 2020
                                                            File No. 001-38296

       Dear Mr. Rigaud:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Response dated November 10, 2020

       General

   1. We note your response to our prior comment 1 and reissue it in part. Your proposed revised disclosure
states, among other things, that the "Board also considered the financial information included in
the test-the-waters presentation prepared with the assistance of
                                                        Wells Fargo." Please
revise to summarize the financial and valuation information your
                                                        Board took into account
in recommending the transaction with respect to the financial information included in
the September 2020 test-the-waters presentation prepared with the assistance of Wells
Fargo. Also, please revise to include a cross-reference to the
                                                        September 2020
test-the-waters materials; the disclosure in your information statement currently makes
reference to an August test-the-waters presentation that was offered to and considered by
management.
 Edwin J. Rigaud
Legacy Acquisition Corp.
November 12, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameEdwin J. Rigaud
                                                          Division of
Corporation Finance
Comapany NameLegacy Acquisition Corp.
                                                          Office of Trade &
Services
November 12, 2020 Page 2
cc:       Penny J. Minna
FirstName LastName